Management’s Discussion and Analysis
For the three and six months ended June 30, 2024 and 2023
(expressed in thousands of United States dollars, unless otherwise stated)

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Index

Page	Section
3	Highlights
5	Quarterly cash-flow generation
6	Outlook
7	Operating Performance
7	Segovia Operations
9	Marmato Upper Mine
10	Growth Projects Update
12	Review of Financial Results
14	Financial Condition, Liquidity and Capital Resources
16	Financial Instruments and Financial Risk Management
18	Contractual Obligations and Commitments
19	Summary of Quarterly Results
19	Significant accounting judgements and Accounting Policies
21	Risks and Uncertainties
22	Outstanding Share Data
23	Non-GAAP Financial Measures
29	Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
30	Mineral Resources and Reserves
31	Qualified Person and Technical Information
32	Cautionary Note Regarding Forward-looking Statements

                                                Page | 2

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of August 13, 2024 and should be read in conjunction with the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2024 and 2023 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2023 and 2022, and the related notes (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov. Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2023 and dated March 6, 2024, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, using accounting policies consistent with IFRS. Reference should also be made to the Non-GAAP Measures section of this MD&A for information about Non-GAAP measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (TSX) and trade under the symbol ARIS and are listed on the NYSE American LLC (the NYSE American) and trade under the symbol ARMN.
Business Overview
Aris Mining is a gold producer in the Americas with an attractive blend of current production, exploration programs, and growth projects. The Company operates two mines in Colombia, the Segovia Operations and the Marmato Upper Mine, which produced 226,151 ounces of gold in 2023. With expansion projects in progress, Segovia and Marmato aim to produce at a combined rate of approximately 500,000 ounces of gold per year by the second half of 2026. In June 2024, Aris Mining increased its ownership in the Soto Norte Project (PSN) to 51%, and the Company is advancing studies to develop a new underground gold, silver and copper mine with a reduced environmental footprint that incorporates opportunities with local contract mining partners (CMPs). In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper open-pit mining project. Aris Mining is committed to pursuing acquisitions and other growth opportunities to unlock value through scale and diversification.

Highlights
•Revenue exceeded $219.4 million in H1 2024, with an average realized gold price of $2,308 in Q2 2024 and $2,182 for H1 2024.
•Consolidated gold production for Q2 2024 was 49,216 ounces and 99,983 for H1 2024.
•Profitable quarter with $5.7 million in net earnings for Q2 2024 and $5.0 million in net earnings for H1 2024.
•At the Segovia Operations, AISC1 increased to $1,571 per oz sold for Q2 2024 ($1,501 per oz sold for H1 2024) due to unplanned process plant maintenance during the quarter and the impact of the high gold price on Contract Mining Partner operations.
•Strong EBITDA1 generation of $30.8 million for Q2 2024, and $53.2 million for H1 2024.
•Net cash generated by operating activities of $12.4 million in Q2 2024. Build-up of a net $19.8 million receivable from the Colombian tax authorities related to VAT credits expected to be received in H2 2024.
•Continued investment in growth and expansionary projects of $38.6 million and debt reduction achieved through (1) the maturity of convertible debentures in April 2024, with C$16.2 million of the C$18.0M million converted into shares at C$4.75 per share and (2) $3.7 million quarterly amortization of the Gold Linked Notes.
•Acquired a 51% controlling interest in the Soto Norte Project, a gold-silver-copper project in Colombia and one of the largest undeveloped underground gold projects in South America.
◦On June 28, 2024, the Company completed the acquisition of an additional 31% interest in the Soto Norte Project, increasing its total ownership to 51%, with Mubadala retaining a 49% interest.
◦As consideration, the Company issued 15,750,000 common shares to Mubadala, representing an approximate 9.3% ownership stake as of June 30, 2024, and will issue an additional 6,000,000 common shares to Mubadala following receipt of an environmental license to develop the Soto Norte Project.
◦Significant growth in equity attributable to owners of the Company, primarily driven by an increase of the Company's mineral property value to $1.6 billion due to the 100% consolidation of PSN, which was previously recognized as an investment in associate.

1 Total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA, AISC margin, sustaining capital and non-sustaining capital, and the constituting components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-GAAP Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Financial Statements and refer to the Operations Review - Segovia Operations section for full details on AISC margin.
                                                Page | 3

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

	Three months ended,			Six months ended,
Financial Results	30-Jun-24	31-Mar-24	30-Jun-23	30-Jun-24	30-Jun-23
Gold revenue ($’000)	114,170	105,190	106,239	219,360	198,102
Income from mining operations ($’000)	29,838	25,313	34,877	55,151	68,029
EBITDA ($’000)[1]	30,791	22,386	32,138	53,178	52,274
Adjusted EBITDA ($’000)[1]	36,079	28,413	39,562	64,492	78,125

Net earnings (loss) ($’000)	5,713	(744)	9,900	4,970	3,530
Adjusted net earnings ($'000)[1]	12,739	5,361	14,872	18,100	25,964

Net earnings (loss) per share – basic ($)	0.04	(0.01)	0.07	0.03	0.03
Adjusted net earnings per share – basic ($)[1]	0.08	0.04	0.11	0.12	0.19

Sustaining capital	7,006	7,320	3,812	14,326	11,679
Growth and expansion capital	38,553	30,108	19,034	68,661	30,960

Consolidated Operating Results
Gold sold (ounces)	49,469	51,044	54,228	100,513	103,386
Gold produced (ounces)	49,216	50,767	58,393	99,983	104,906
Average realized gold price ($ per oz sold)	2,308	2,061	1,959	2,182	1,916

Segovia Operations Results
Gold sold (ounces)	43,366	45,288	48,381	88,654	93,289

Total Segovia Operations AISC ($ per oz sold)[1]	1,571	1,434	1,111	1,501	1,108
Owner & on-title CMPs AISC ($ per oz sold)[1,3]	1,527	1,439	1,045	1,481	1,060
Third-party CMP purchase & processing cost ($ per oz sold)[1,3]	1,790	1,386	1,528	1,625	1,423

Owner & on-title CMP AISC margin ($'000)[1,3]	28,388	25,064	38,590	53,452	69,737
Third-Party margin ($'000)[1]	3,785	3,403	2,864	7,189	6,063
Total AISC margin ($'000)[1]	32,174	28,467	41,454	60,642	75,800

Balance sheet, as at ($'000s)			30-Jun-24	31-Mar-24	31-Dec-23
Cash and cash equivalents			121,657	147,497	194,622
Total assets			1,810,132	1,353,266	1,352,871
Total debt[2]
Senior Notes			300,000	300,000	300,000
Gold Notes			51,229	54,923	58,618
Convertible Debentures			—	13,293	13,630
Equity attributable to owners of the Company			814,444	634,594	624,655
Number of common shares outstanding on August 13, 2024			169,596,189

1.Total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA, AISC margin, sustaining capital and non-sustaining capital, and the constituting components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-GAAP Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Financial Statements and refer to the Operations Review - Segovia Operations section for full details on AISC margin.
2.The face value of long-term debt as of June 30, 2024 is shown as the principle amount of Senior Notes outstanding and the total number of Gold Notes outstanding at their par value.
3.As of the second quarter of 2024, the Company changed the methodology on how costs are allocated between the different business units of the Segovia Operations, specifically on the determination of total cash cost and AISC. Information disclosed for comparative periods have been appropriately restated.

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Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Quarterly Cashflow Generation
During the first six months of 2024, Aris Mining had income from mining operations of $55.2 million and generated $55.6 million of AISC margin1, while investing $69.8 million in expansion and growth projects. The cash generated and invested by the Company for the three and six months ended June 30, 2024 is summarized in the table below:

	Three months ended,		Six months ended,
($000s)	June 30, 2024	March 31, 2024	June 30, 2024
Gold Revenue	$114,170	$105,190	$219,360

Total cash cost[1]	(69,775)	(64,811)	(134,586)
Royalties	(4,204)	(4,092)	(8,296)
Social contributions	(2,271)	(3,455)	(5,726)
Sustaining exploration[1]	(2,006)	(990)	(2,996)
Sustaining capital - other[1]	(5,364)	(6,836)	(12,200)
All in sustaining cost (AISC) [1]	(83,620)	(80,184)	(163,804)

AISC Margin	30,550	25,006	55,556

Taxes paid[2]	(8,497)	—	(8,497)
General and administration expense[2]	(2,053)	(4,207)	(6,260)
Increase in VAT receivable	(8,345)	(9,090)	(17,435)
Other changes in working capital	(1,781)	(17,816)	(19,596)
Impact of foreign exchange losses on cash balances[2]	(2,240)	(322)	(2,562)
Cash flow from operations	7,634	(6,429)	1,206

Expansion and growth capital expenditure[1] at:
Marmato Upper Mine	(1,046)	(1,878)	(2,924)
Marmato Lower Mine	(19,143)	(14,865)	(34,008)
Regional exploration	(4,518)	(2,951)	(7,469)
Segovia Operations	(11,765)	(8,472)	(20,238)
Toroparu Project	(2,079)	(1,939)	(4,018)
Corporate	(1,112)	—	(1,112)
Total expansion and growth capital	(39,663)	(30,105)	(69,769)

Cash flow from operations after expansion capital	(32,029)	(36,534)	(68,563)

Proceeds from warrant/option exercises[2]	16,827	7,671	24,498
Principal repayment of Gold Notes[2]	(3,695)	(3,694)	(7,389)
Net transaction costs from Soto Norte Acqusition[2]	(834)	—	(834)
Capitalized interest paid[2]	(3,549)	(2,594)	(6,143)
Repayment of convertible debenture[2]	(1,325)	—	(1,325)
Interest (paid) received - net	35	(10,598)	(10,563)
Total financing and other costs	7,459	(9,215)	(1,756)

Cash flow after expansion capital, financing and other costs	(24,570)	(45,749)	(70,319)

Cash contributions to investment in associate[2]	(1,270)	(1,376)	(2,646)
Net change in cash[2]	(25,840)	(47,125)	(72,965)

Opening cash balance at beginning of period[2]	147,497	194,622	194,622
Closing cash balance at end of period[2]	$121,657	$147,497	$121,657
1.Refer to the Non-GAAP Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site.
2.As presented in the Interim Financial Statements and notes for the respective periods.

•In Q2 2024, the growth in AISC margin was primarily driven by higher revenues compared to Q1 2024, resulting from a 12% increase in realized gold prices.
•The market price of gold directly impacts the price of mill feed purchased from the CMP segment of the Segovia Operations. Consequently, higher gold prices also contributed to higher cash costs in Q2 2024.
•Working capital outflows related to VAT receivable incurred in Q2 2024 and H1 2024 are expected to be recovered in H1 2025 in accordance with regular timing of reimbursement from the Colombian tax authorities.
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Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Outlook
Current Operations
For 2024, Aris Mining expects consolidated gold production to be between 220,000 to 240,000 ounces, with in-progress expansion projects to contribute to production growth in 2025 and beyond. The Company is on track to meet the lower end of its full-year 2024 production guidance.

During H1 2024, the Segovia Operations produced 88,613 ounces of gold, while the Marmato Upper Mine contributed 11,370 ounces of gold, bringing total gold production for the six-month period to 99,983 ounces. Plant throughput at the Segovia Operations was slightly reduced in the three months ended March 31, 2024 (Q1 2024) due to planned maintenance, and was further impacted in April 2024 by unplanned maintenance. The processing plant has been operating at above the current design capacity of 2,000 tonnes per day since May 2024.

Gold production at the Segovia Operations is expected to increase in H2 2024 with the processing plant operating at design capacity and as the mine plan progresses to higher-grade zones.

Gold production at the Segovia Operations is sourced from a combination of Owner Mining and CMP mill feeds, with Owner Mining contributing 49.5% and CMPs contributing 50.5% to gold production in H1 2024. Gold produced from Aris Mining’s land titles by Owner Mining and CMPs had an AISC of $1,481 per ounce sold in H1 2024, with cash costs of $1,206 per ounce for Owner Mining and $1,114 per ounce for CMPs, respectively. Additionally, mill feed purchased from CMPs operating “off-title” had a purchase and processing cost of $1,625 per ounce sold during H1 2024. The price of gold affects the cost of mill feed purchased from CMPs. Consequently, higher gold prices may lead to increased costs in H2 2024.

For H2 2024, Aris Mining expects that the cash cost per ounce of its Owner Mining segment will increase somewhat due to inflationary pressures. Cost pressure on the cash cost per ounce of the Company's CMPs operations is expected to continue due to the higher gold price level seen this year compared to our budget assumption of $2,000 per ounce. Thus, cash cost per ounce at Segovia is expected to range from $1,125 to $1,225 for the full year 2024 compared to our prior cash cost guidance of $975 to $1,075. Due to increased sustaining capital for development and the cost pressures described above, full year 2024 AISC per ounce for Segovia is expected to range from $1,400 to $1,500 compared to our prior AISC guidance of $1,225 to $1,325

For additional discussion, see the Segovia Operations review starting on Page 7.

Near-mine Exploration Programs
In H1 2024, $7.5 million has been spent on the exploration drilling program at the Segovia Operations, with this year's drilling program at 70% completed. Aris Mining continues to intersect high-grade mineralization near existing infrastructure, as discussed in a mid-year exploration progress news release issued on August 12, 2024. The results of the 2024 exploration drilling program are expected to drive growth in the Segovia Operation's high grade mineral resources and reserves.
In-progress Expansion Projects
•Segovia Operations processing plant expansion
The expansion to 3,000 tonnes per day (tpd) is progressing on schedule for completion in early 2025. The gold production rate of 200,000-220,000 oz in 2024 is expected to gradually increase to over 300,000 oz as the new plant capacity is used by (i) increasing mining rates and (ii) providing more processing solutions for CMPs.
•Marmato Lower Mine expansion project
Construction commenced in Q3 2023, and, as of June 30, 2024, $33.6 million of the $280 million construction budget has been expended.
•Soto Norte Project
The Company will sole fund certain operating costs during the pre-licensing period, with non-operating and project construction costs funded on a pro-rata ownership basis with our joint-venture partner, Mubadala. Feasibility level studies are underway, with results expected in early 2025.

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Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Operating Performance
Segovia Operations

The Segovia Operations achieved gold revenue of $193.7 million with an AISC margin1 of $60.6 million for H1 2024, representing a 13% increase in AISC margin for Q2 over Q1 2024.

	Three months ended,			Six months ended,
Operating Information	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore processed (t)	155,912	154,425	154,105	310,337	304,070
Average gold grade processed (g/t)	9.14	9.42	10.13	9.28	10.12
Recoveries (%)	96.0%	95.6%	95.4%	95.6%	95.4%
Gold produced (ounces)	43,705	44,908	47,882	88,613	94,395
Gold sold (ounces)	43,366	45,288	48,381	88,654	93,289

Gold revenue ($'000s)	$100,302	$93,389	$95,186	$193,692	$179,129

Mining costs	33,105	32,294	24,207	65,399	45,910
Third Party Material Purchases	12,748	6,823	9,413	19,571	17,430
Processing costs	6,536	5,961	5,707	12,497	10,110
Administration and security costs	8,120	9,461	6,771	17,581	12,456
Inventory movement and other costs	(1,306)	402	1,444	(904)	3,059
By-product and concentrate revenue	(2,862)	(2,318)	(2,755)	(5,180)	(7,632)
Total cash costs[1]	56,341	52,623	44,787	108,964	81,333
Cash cost per ounce sold[1]	1,299	1,162	926	1,229	872

Royalties	3,078	3,008	3,488	6,086	6,148
Social contributions	2,120	2,289	2,419	4,409	4,823
Sustaining capital - infill drilling[1]	2,006	990	336	2,996	1,156
Other sustaining capital and lease expenditures	4,583	6,012	2,702	10,595	9,869
All-in sustaining costs[1]	68,128	64,922	53,732	133,050	103,329
All-in sustaining cost per ounce sold[1]	1,571	1,434	1,111	1,501	1,108

AISC Margin[1]	32,174	28,467	41,454	60,642	75,800

1.Refer to the Non-GAAP Measures section for a full reconciliation of sustaining capital, cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements.

Gold production at the Segovia Operations of 43,705 ounces in Q2 2024 reflects a decrease against the 47,882 ounces achieved in Q2 2023. Tonnes processed during the quarter were impacted by six days of downtime at the processing plant in April for unplanned maintenance. Despite the downtime, tonnes processed during Q2 2024 were consistent with Q2 2023. Processed grade decreased by 10% for Q2 2024 over the same period in 2023. Gold production at the Segovia Operations is expected to increase in H2 2024 with the processing plant operating at design capacity and as the mine plan progresses to higher-grade zones.
Mining costs increased by $19.5 million for H1 2024 when compared to H1 2023, of which $5.1 million was related to the strengthening of the Colombian peso against the US dollar period-over-period, $2.2 million was as a result of state mandated wage increases and inflation, and $5.5 million was as a result of the higher average realized gold price in H1 2024 and its impact on the cost of mill feed purchased from on-title CMPs at the Segovia Operations.
                                                Page | 7

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

	Three months ended,			Six months ended,
Operating Information	June 30, 2024	March 31, 2024	% Change	June 30, 2024

Owner Mining & On-title CMPs

Gold produced (ounces)	36,400	39,915	(9)%	76,315
Gold sold (ounces)	36,117	40,253	(10)%	76,370
Cash cost per ounce sold - owner ($ per oz sold)[1]	1,222	1,192	3%	1,206
Cash cost per ounce sold - on-title CMPs ($ per oz sold)[1]	1,174	1,061	11%	1,114
AISC/oz sold - owner & on-title CMPs ($ per oz sold)[1]	1,527	1,439	6%	1,481
AISC sales margin (%)[1,2]	34%	30%		32%
AISC margin ($'000)[1]	28,388	25,064	13%	53,452

Third-Party Purchased Material (Off-title CMPs)

Gold produced (ounces)	7,305	4,993	46%	12,298
Gold sold (ounces)	7,248	5,036	44%	12,284
Purchase & processing cost per ounce ($ per oz sold)[1]	1,790	1,386	29%	1,625
Third-Party sales margin (%)[1,2]	23%	33%		26%
Third-Party sales margin ($'000)[1,2]	3,785	3,403	11%	7,189

1.Non-GAAP financial measures, refer to the Non-GAAP Measures section for a full reconciliation to the most directly comparable financial measure disclosed in the Interim Financial Statements.
2.Sales margin is calculated as AISC margin over revenues as disclosed above, sales margin is considered by management to be a useful metric of the operations' profitability.

The price of mill feed purchased from the CMPs at Segovia Operations is adjusted for the grade of the material and the market price of gold at the time of purchase. The price of the purchased mill feed will fluctuate over time in line with movements in the market price of gold – allowing for relatively stable margins from the CMP segment. This pricing mechanism also creates a natural hedge against currency fluctuations as the purchased mill feed is effectively acquired on a US dollar basis.

Owner Mining & On Title CMP
The Owner Mining and on-title CMP operations at the Segovia Operations include mining operations controlled by Aris Mining, and internal and external mining partners who operate on Aris Mining titles. Internal mine partners benefit from Aris Mining's infrastructure, while external mine partners are responsible for their own mine support work.

The on-title business produced 76,315 ounces of gold, with a cash cost per ounce sold of $1,206 and $1,114 for owner mining and on-title CMPs, respectively, in H1 2024. Cash costs per ounce were primarily impacted by the increasing gold price as there was a 12% higher realized gold price in Q2 2024, when compared to Q1 2024, which impacts the cost of the material purchased from CMPs.

Total all-in sustaining cost (AISC) per ounce in H1 2024 was $1,481 for the on-title business and was impacted by the same factors as the cash costs discussed above.

Third-party Purchased Material (off-title CMP)
Management considers the off-title CMP business at the Segovia Operations to be a distinct business unit due to its independent nature and incremental characteristics. The mill feed received from these parties is typically of very high grade (15 to 30 g/t Au) and uses less than 5% of Segovia's processing capacity. Consequently, the Company only incurs minimal incremental processing costs beyond the purchase cost of the material, allowing this supplemental mill feed to be a valuable contributor to cash flow.

In Q2 2024, the off-title business produced 46% more ounces than Q1 2024, due mostly to an increase in the average gold grade of the deliveries, which increased by 55% to 29 g/t in Q2 2024 over 19 g/t in Q1 2024. The increase in grade, and the 12% increase in gold price led to the increase in the purchasing and processing cost per ounce of the third-party material. Despite the increase in costs, the third-party business generated a margin of $3.8 million in Q2 2024 which compares to $3.4 million in Q1 2024.

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Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Other costs
By-product and concentrate revenue credits were $5.2 million for H1 2024, compared to the $7.6 million recognized in the same period in 2023. The H1 2023 concentrate revenues were elevated as the polymetallic processing plant became operational in early Q4 2022, and the first shipment of lead and zinc concentrate took place in Q1 2023 and included accumulated production from the commissioning period.

Sustaining capital expenditures of $12.7 million at the Segovia Operations in H1 2024 included:
•$3.0 million for ongoing infill drilling and mine geology campaigns at the four operating mines;
•$8.4 million for ongoing mine development and underground equipment; and
•$1.3 million for plant and surface infrastructure improvements.

Non-sustaining capital expenditures of $27.3 million in H1 2024 included $7.1 million related to drilling completed under the strategic exploration program, $15.7 million related to non-sustaining mine development and equipment purchases, $1.8 million related to the expansion of the processing plant to 3,000 tonnes per day, $2.2 million on expanding the current tailings storage facility and $0.6 million for a new Human Resources Information System.

Outflows related to working capital movements are largely driven by the settlement of accounts payable outstanding on December 31, 2023, as well as the build-up VAT receivables during H1 2024 in accordance with the Colombian Tax Authorities practice of settling VAT refunds related to the preceding year in the second quarter of the current year.

Marmato Upper Mine

Key production metrics for the Marmato Upper Mine are outlined below.

	Three months ended,			Six months ended,
Operating Information	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Tonnes of ore processed (t)	61,000	62,421	62,505	123,421	113,504
Average gold grade processed (g/t)	3.18	3.27	3.33	3.21	3.15
Gold recovery (%)	89.0%	89.0%	91.0%	89.0%	91.0%
Gold produced (ounces)	5,511	5,859	6,121	11,370	10,511
Gold sold (ounces)	6,104	5,756	5,847	11,860	10,097
Gold Revenue ($'000)	13,867	11,801	10,790	25,668	19,662
Average realized gold price ($/ounce sold)	2,272	2,050	1,845	2,164	1,947

Gold production for Q2 2024 decreased by 10% compared to the same period in 2023 to 5,511 ounces, driven by a 2% decrease in tonnes processed, a 5% reduction in grade and a 2% decrease in gold recovery rate.
Since commencing operations in Q2 2023, CMPs at Marmato delivered 4,746 tonnes of material at an average gold grade of 7.03 g/t. During H1 2024, the Company has continued to work closely with CMPs to establish a sustainable operating model to improve labour availability and efficiency, while increasing the plant feed grade with higher grade small-scale mining ore. The inclusion of this experienced workforce is expected to enhance the overall performance of the Upper Mine while expanding our commitment to building responsible and profitable partnerships with artisanal and small-scale miners in Colombia.
As the Company continues to invest in the modernization of the historic Upper Mine, non-sustaining capital investments during H1 2024 totaled $3.3 million compared to the $1.3 million spent in H1 2023. To support ongoing operations, sustaining capital spent for H1 2024 was $1.6 million, compared to $1.9 million spent over the same period in 2023.
                                                Page | 9

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Growth Projects Update
Marmato Lower Mine Expansion
•Aris Mining commenced construction of the new Marmato Lower Mine in Q3 2023 following the receipt of environmental permits in July 2023. The Lower Mine will access wider porphyry mineralization below the Upper Mine, with both mines estimated to produce a combined 162,000 ounces of gold per year over a 20-year mine life.2
•Detailed design and engineering of the process facility are over 90% complete. Manufacturing of the process plant equipment ordered in Q1 2024 is progressing on schedule, with long lead items on track to meet contractual delivery dates.
•The portal development is ahead of schedule, with completion expected by the end of August 2024. The contractor selected for the twin decline is preparing equipment for mobilization.
•Preparation of the access road to the processing plant is progressing well and asphalting commenced in August 2024.
•Design and engineering of the power supply to the mine and process plant are complete and the land rights acquisition process continues for the main power line.
•Design of the paste plant and water treatment plant are underway.
•As of end of June 2024, the estimated cost to complete the Lower Mine construction was $246.0 million, and $124.0 million on a net basis, factoring in the remaining $122.0 million of stream financing.
Marmato Lower Mine - Construction Budget

$’000
Construction spend (August 2023 to June 2024)[1]	33,613
Estimated cost to complete (as of June 30, 2024)	245,970
Total construction budget	279,583
Remaining stream funding	122,000
Remaining net construction budget	123,970
[1]Relates to costs directly associated with the construction of the plant, mining and other surface infrastructure of the Marmato Lower Mine Project, exclusive of costs associated with other ancillary activities supporting the wider Marmato Mine complex.

Segovia Expansion Project
•As announced in Q4 2023, the Segovia expansion project aims to increase processing capacity from 2,000 to 3,000 tonnes per day and is progressing as scheduled.
•Overall engineering work is 85% complete.
•The manufacturing of the new ball mill was completed on time, and final payment has been made. The new ball mill is expected to be delivered to the site in September.
•Construction progress includes the installation of concrete retaining walls, foundations for new equipment and the CMP receiving facilities, and assembly of the conveyor belts.
•Additional work on the foundations and capital expenditures have increased the overall budget of the project from $11 million to $15 million, which continues to result in an excellent return on invested capital.
•Once the expansion is complete in early 2025, and following a ramp up period, Segovia is expected to produce over 300,000 ounces of gold per year.
Soto Norte Project
•On June 28, 2024, the Company completed the acquisition of an additional 31% interest in PSN, increasing its total ownership to 51%, with Mubadala retaining a 49% interest.
•In 2023, Aris Mining completed a technical and economic assessment of PSN that considered a scaled-down mining concept with optimizations including: (i) reducing the environmental footprint; (ii) building a smaller processing plant with a longer operating life; (iii) adopting a flexible mining method to target higher-grade
2 See section Mineral Resources and Mineral Reserves for full disclosure of mineral reserve and mineral resource estimates and other technical information.
                                                Page | 10

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023 material earlier in the mine life; (iv) installing a paste backfill plant to minimize surface tailings storage requirements; and (v) replacing the 6.9 km tunnel to connect the mine and the processing plant site with an aerial ropeway.
•The PSN development team is being integrated into the Company's management structure and procedures. The Company will sole fund certain operating costs during the pre-licensing period, with non-operating and project construction costs funded on a pro-rata ownership basis.
•Feasibility level studies are underway, with results expected in early 2025.
Toroparu Project
•Aris Mining continues to advance the project, including analysis of the available options for power generation and access routes to the project and order of magnitude studies on the associated capital and operating costs.

                                                Page | 11

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Review of Financial Results

	Three months ended,		Six months ended,
($’000)	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenue	$117,185	$109,315	$224,805	$206,222

Costs and expenses
Cost of sales	(76,994)	(62,947)	(148,327)	(116,652)
Depreciation and depletion	(8,082)	(8,825)	(15,601)	(16,471)
Social contributions	(2,271)	(2,666)	(5,726)	(5,070)
Income from mining operations	$29,838	$34,877	$55,151	$68,029

General and administrative costs	(2,053)	(4,140)	(6,260)	(6,375)
Revaluation of investment in Denarius	—	(10,023)	—	(10,023)
Loss from equity accounting in investees	(2,301)	(1,427)	(2,853)	(4,668)
Share-based compensation	(1,373)	(459)	(3,215)	(1,606)
Other expenses	(2,469)	(35)	(2,681)	49
Income from operations	$21,642	$18,793	$40,142	$45,406

Loss on financial instruments	(6,144)	11,756	(9,886)	(23)
Finance income	1,691	2,358	3,937	4,531
Interest and accretion	(6,496)	(6,746)	(13,299)	(15,627)
Foreign exchange gain (loss)	7,211	(7,236)	7,321	(9,580)
Earnings before income tax	$17,904	$18,925	$28,215	$24,707

Income tax (expense) recovery
Current	(9,941)	(10,553)	(19,310)	(23,136)
Deferred	(2,250)	1,528	(3,935)	1,959
	$(12,191)	$(9,025)	$(23,245)	$(21,177)

Net earnings	$5,713	$9,900	$4,970	$3,530

Earnings per share – basic	$0.04	$0.07	$0.03	$0.03
Weighted average number of outstanding common shares – basic	151,474,859	136,229,686	144,928,253	136,616,968
Earnings per share – diluted	$0.04	$0.02	$0.03	$0.01
Weighted average number of outstanding common shares – diluted	152,353,037	140,289,533	145,619,410	141,236,860

Revenue increased by 7% and 9% for Q2 and H1 2024, respectively, over the same periods in 2023 as a result of stronger gold prices offset by fewer ounces sold period-over-period from lower planned production. For Q2 2024, gold ounces sold decreased by 9% to 49,469 and the average realized gold price per ounce increased by 18% to $2,308, compared to the 54,228 ounces sold at an average realized gold price per ounce of $1,959 in Q2 2023. For H1 2024, gold ounces sold decreased by 3% to 100,513 and the average realized gold price per ounce increased by 14% to $2,182, compared to the 103,386 ounces sold at an average realized gold price per ounce of $1,916 in H1 2023

The cost of sales for Q2 and H1 2024 increased by 22% and 27%, respectively, over the same periods in 2023. Compared to 2023, operating costs for Q2 and H1 2024 were negatively impacted by a combination of the inflationary environment in Colombia, the strengthening Colombian peso ("COP") and the impact of higher cost third-party material at Segovia (see Segovia Operations section for further details). Between June 30, 2023 and June 30, 2024, the average COP exchange rate used for translation strengthened against the US dollar by 13%, adversely impacting the US dollar equivalent of peso denominated production input costs by $14.2 million for H1 2024 over H1 2023. Inflation in Colombia remained elevated well above the Colombian Central Bank's target rate of 3% during 2023 and up to the end of Q2 2024, peaking in June 2023 at 12% and retreating to 7% by June 2024.
Interest and accretion charges for Q2 and H1 2024 related primarily to interest expense for the Senior Notes (as defined herein), fees associated with financings and accretion of provisions. Interest and accretion charges decreased to $13.3 million in H1 2024 over the $15.6 million recorded in same period in 2023. The interest charges recorded in H1 2023 included amounts related to the note payable to MDC Industry Holding Company LLC (Mubadala) for the
                                                Page | 12

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023 initial 20% interest acquired in the Soto Norte Project. On settlement, the note payable amounted to $51.5 million (inclusive of accrued interest) and was settled at the end of the first quarter of 2023.
The foreign exchange loss recorded in the period presented above relate largely to movements of the COP against the US dollar. During H1 2023 the COP strengthened from USD1:COP4,810 on December 31, 2022 to USD1:COP4,191 on June 30, 2023, resulting in an adverse impact to earnings driven by USD denominated receivable balances during the period of strengthening. Conversely, during H1 2024 the COP weakened from USD1:COP3,822 on December 31, 2023 to USD1:COP4,148 on June 30, 2024 - resulting in a positive impact to earnings as USD denominated receivables balances are settled during the period of weakening.

The Company has a number of financial instruments which incur changes in fair value from quarter to quarter and are recognized at fair value through profit and loss. In Q2 2024, the Company recorded a net loss on financial instruments of $6.1 million compared with a net gain on financial instruments of $11.8 million in the same period in 2023. The major components of the gain (loss) on financial instruments in the current and prior periods presented are outlined below:

	Three months ended,		Six months ended,
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Financial Assets
Investment in Denarius	(889)	830	465	830
Denarius convertible debenture	(608)	(75)	1,287	(76)
Denarius warrants	(1)	—	(169)	—
Other gain on financial instruments	1	—	(1)	2
	(1,497)	755	1,582	756
Financial Liabilities
Gold Notes	(5,321)	(1,398)	(7,360)	(4,112)
Convertible debenture	62	1,138	565	(577)
Unlisted Warrants	147	1,275	186	710
Listed Warrants	465	9,986	(4,859)	3,200
	(4,647)	11,001	(11,468)	(779)
Total (loss) gain	(6,144)	11,756	(9,886)	(23)

                                                Page | 13

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Financial Condition, Liquidity and Capital Resources

	Balance as of
($000s)	June 30, 2024	December 31, 2023

ASSETS
Current
Cash and cash equivalents	121,657	194,622
Gold bullion	1,704	1,704
Accounts receivable	62,342	49,269
Inventories	44,759	38,864
Prepaid expenses and deposits	5,404	4,641
	235,866	289,100
Non-current
Cash in trust	1,942	1,612
Mining interests, plant and equipment	1,560,633	943,453
Investment in Associates	211	108,780
Other financial assets	11,339	9,756
Other non-current assets	141	170
Total assets	1,810,132	1,352,871

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	62,860	69,348
Income tax payable	15,612	6,285
Current portion of long-term debt	23,528	36,826
Current portion of warrant liabilities	16,079	26,606
Current portion of deferred revenue	1,725	1,163
Current portion of provisions	3,637	2,950
Current portion of lease obligation	1,938	2,015
	125,379	145,193
Non-current
Long-term debt	339,889	341,005
Non-current portion of deferred revenue	148,918	147,383
Provisions	28,072	30,378
Deferred income taxes	59,756	60,364
Lease obligation	3,424	3,080
Other non-current liabilities	6,465	813
Total liabilities	711,903	728,216
Total liabilities and equity	1,810,132	1,352,871
Aris Mining's objective when managing liquidity and capital resources is to safeguard the Company's ability to support normal operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support the advancement of our expansions and large-scale development projects.
The Company had a working capital surplus of $110.5 million (being current assets less current liabilities) at June 30, 2024 (December 31, 2023: $143.9 million) and sufficient cash and cash equivalents to fund its current operating and administration costs. Aris Mining currently generates sufficient cash flow from operations at the Segovia Operations to sustain ongoing operations. The Company is, however, in a growth phase as it progresses its expansion projects, including (1) the construction of the Lower Mine project, (2) various optimization and exploration activities continue at the Segovia Operations, (3) studies continue at Toroparu and (4) the funding of project development expenses of the Soto Norte Project during the pre-licensing period. The Company is in a strong financial position to fund growth projects based on cash flow from operations from the Segovia Operations, cash on hand and the remaining stream financing from WPMI. Working capital requirements of the Company are met through the cash flow generated by ongoing operations, with the surplus cash flow reinvested into expansionary capital projects. Key components of Aris Mining’s operating working capital at June 30, 2024 include:
•Cash and cash equivalents of $121.7 million, representing a 37% decrease from $194.6 million at the end of 2023.
                                                Page | 14

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

•Current portion of long-term debt of $23.5 million, reflecting a decrease of $13.3 million from the $36.8 million of long-term debt at the end of 2023, representing principal and interest repayments on the $300 million Senior Notes and Gold Notes.
•Income tax payable of $15.6 million, representing an increase from $6.3 million payable at the end of 2023, largely as a result of the additional income tax expense of $19.3 million recorded in the six months ending June 30, 2024, offset by bi-monthly withholding tax credits from Colombian subsidiaries.
•Accounts receivable of $62.3 million, which increased by 27% from $49.3 million at the end of 2023, mostly related to the build-up of VAT receivables during the first six months of 2024, in accordance with the Colombian Tax Authorities practice of settling VAT refunds for the preceding year in the second quarter of the current year.
•Inventories of $44.8 million, which increased from $38.9 million at the end of 2023, driven primarily by the timing of production consumables delivered to both mining operations at the end of June 2024.
•Accounts payable and accrued liabilities of $62.9 million, which decreased from $69.3 million at the end of 2023 as a result of the timing of supply deliveries around year end, as well as the timing of payments to larger suppliers.
•Other changes in working capital from normal operating activities included an increase in prepaid expenses and deposits of $0.8 million and a decrease in warrant liabilities of $10.5 million, reflecting the warrant exercises during the first six month of 2024.
The net decrease in cash at June 30, 2024 for H1 2024 was $73.0 million compared to a net decrease of $85.1 million for the same prior year period. The net decrease in cash is attributable to the continued investment in growth and expansionary projects, debt servicing and planned lower production:
•Aris Mining’s net cash inflows from operating activities were $11.0 million (H1 2023: inflow of $29.0 million). Operating cash inflows in H1 2024 were mainly lower due to a build up in non-cash operating working capital items of $40.7 million as discussed above and lower income from mining operations considering less comparative production and increased mining costs period-over-period.
•Investing activities resulted in net outflows of $85.4 million (H1 2023: outflows of $98.9 million), which were primarily driven by $75.8 million for sustaining and non-sustaining capital expenditures (H1 2023: $42.3 million). H1 2023 outflows included settlement of the $50.0 million note payable to Mubadala relating to the deferred consideration for the initial 20% interest acquired in the Soto Norte Project.
•Financing activities resulted in net inflows of $4.0 million (H1 2023: outflows of $17.9 million), related primarily to $24.5 million in proceeds from the exercise of stock options and warrants partially offset by the payment of $10.6 million in interest on the $300 million Senior Notes and repayments related to the Gold Notes of $7.4 million.

Acquisition of Additional Interest in the Soto Norte Project
The Soto Norte gold-silver-copper project in Colombia is one of the world’s largest undeveloped underground gold projects with Tier 1 scale and economics. Aris Mining is the 51% majority owner and operator of PSN.
•On June 28, 2024, the Company completed the acquisition of an additional 31% interest in the Soto Norte Project, increasing its total ownership to 51%.
•As consideration, the Company issued 15,750,000 common shares to Mubadala, representing an approximate 9.3% ownership stake as of June 30, 2024, and will issue an additional 6,000,000 common shares to Mubadala following receipt of an environmental license to develop PSN.
•The total consideration paid was allocated based on the relative fair value of the assets and the liabilities acquired as shown below:

Consideration paid
15,750,000 common shares issued and 6,000,000 contingently issuable common shares of Aris Mining	$180,920
Previously held interest in the Soto Norte Project	108,363
Acquisition costs and project funding	6,085
Total consideration paid	$295,368
Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	$5,251
Prepaid expenses and other receivables	213
Mining interests, plant and equipment	4,790
Exploration and evaluation assets	578,110
Accounts payable and accrued liabilities	(2,511)
Provisions	(1,690)
Other long term liabilities	(5,010)
Non-controlling interest	(283,785)
Assets acquired and liabilities assumed	$295,368
                                                Page | 15

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Financial Instruments and Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $283.6 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and Gold Notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	June 30, 2024		December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Gold Notes	$—	$61,482	$—	$63,310
Warrant liabilities	15,712	367	26,053	553
DSU and PSU liabilities	1,550	3,050	1,903	2,804
Investments and other assets	4,547	6,792	4,254	5,505
Convertible Debentures	—	—	—	13,913
Total	$21,809	$71,691	$32,210	$86,085

At June 30, 2024, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)Credit risk

	June 30,	December 31,
	2024	2023

Trade	$2,071	$3,505
VAT receivable	56,005	40,045
Income tax receivable	3,461	4,503
Other, net of allowance for doubtful accounts	946	1,386
Total	$62,483	$49,439

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at June 30, 2024 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

                                                Page | 16

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter once final metal content has been agreed between the Company and the customer.

c)Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (C$) and Guyanese dollar (GYD). The impact of such exposure is recorded in the consolidated statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2024 and 2023, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollars (in US dollar equivalents) as of June 30, 2024 and December 31, 2023, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	June 30, 2024	Impact of a 10% Change	December 31, 2023	Impact of a 10% Change
Canadian Dollar (C$)	(3,212)	(293)	(15,664)	(1,425)
Colombian Peso (COP)	10,255	932	11,301	1,027
Guyanese Dollar (GYD)	119	10	100	9

d)Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account. Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
-the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
-the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at June 30, 2024, the Company had no outstanding commodity hedging contracts in place.

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.

                                                Page | 17

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Transactions with Related Parties

Key management personnel compensation is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Short-term employee benefits	$1,011	$990	$1,839	$1,982
Termination benefits	—	—	1,394	—
Share-based compensation	811	162	1,808	892
Total	$1,822	$1,152	$5,041	$2,874

Contractual Obligations and Commitments

Aris Mining’s contractual obligations and commitments (including any related interest) at June 30, 2024 were as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$78,472	$—	$—	$—	$78,472
Reclamation and closure costs	1,758	1,887	5,827	20,768	30,240
Lease payments	2,027	2,423	1,339	3,307	9,096
Gold Notes	13,531	66,672	5,490	—	85,693
Senior Notes	20,625	322,802	—	—	343,427
Other purchase and contractual commitments[1]	750	—	—	—	750
Total	$117,163	$393,784	$12,656	$24,075	$547,678
1.Other purchase and contractual commitments include all contractual agreements to purchase goods or services that are enforceable and legally binding on the Company, including expenditures required to comply with current mining and exploration license requirements.

Aris Mining’s current silver and gold production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of the respective Wheaton Precious Metals International (WPMI) streaming agreements.

As part of the acquisition of the Soto Norte Project, Mubadala retained a streaming interest of 7.35% of payable gold and 100% of payable silver on the Soto Norte Project. The stream applies to incremental production after the first 5.7 million ounces of gold have been produced. Mubadala will make payments upon delivery equal to 15% of the spot gold and silver prices. In addition, subsequent to transaction, Aris Mining has the obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.

Liquidity risk

Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at June 30, 2024.

Contingencies

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines it is not probable that the taxation authority will accept its filing position.

No such provisions have been recorded by the Company.
                                                Page | 18

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Summary of Quarterly Results

	For the three months ended
Quarterly results	30-Jun-24	31-Mar-24	31-Dec-23	30-Sep-23
Revenue ($000s)	117,185	107,620	124,983	116,469
Gold sold (ounces)	49,469	51,044	62,083	59,040
Segovia Operations AISC ($ per oz sold)[1]	1,571	1,434	1,264	1,194
Earnings from mine operations ($000s)	29,838	25,313	38,215	34,563
Net earnings (loss) ($000s)	5,713	(744)	(5,944)	13,833
Earnings (loss) per share – basic ($)	0.04	(0.01)	(0.04)	0.10
Earnings (loss) per share – diluted ($)	0.04	(0.01)	(0.04)	0.10
	For the three months ended
Quarterly results	30-Jun-23	31-Mar-23	31-Dec-22	30-Sep-22
Revenue ($000s)	109,315	96,907	103,361	93,909
Gold sold (ounces)	54,228	49,158	59,157	53,411
Segovia Operations AISC ($ per oz sold)[1]	1,111	1,104	1,015	1,155
Earnings from mine operations ($000s)	34,877	33,152	37,744	39,826
Net earnings (loss) ($000s)	9,899	(6,370)	(711)	(48,350)
Earnings (loss) per share – basic ($)	0.07	(0.05)	(0.01)	(0.48)
Earnings (loss) per share – diluted ($)	0.02	(0.05)	(0.05)	(0.48)
1.Refer to the Non-GAAP Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Over the trailing eight quarters of results, earnings from mine operations has remained in the $25 million to $40 million range, driven by gold sales of between 49,000 and 59,000 ounces per quarter. Net earnings (loss) and earnings (loss) per share fluctuated throughout the last eight quarters, and were significantly impacted by the revaluation of financial instruments between periods, acquisition and restructuring costs, and gains and losses from fair value charges to investments related to acquisitions and divestments.
During the year ended December 31, 2023, the Company identified a non-material error in the fair value of the listed warrant liability previously reported as at December 31, 2022. As a result of these adjustments, there was a reduction in net income of $5.5 million ($0.06 per share, basic and $0.05 per share diluted) for the three months ended December 31, 2022, a reduction in net income of $1.0 million ($0.01 per share basic and diluted) in the three months ended March 31, 2023, an increase in net income of $1.6 million ($0.01 per share basic and diluted) in the three months ended June 30, 2023 and an increase in net income of $1.4 million ($0.01 per share basic and diluted) in the three months ended September 30, 2023. The counter adjustment to each of the above recast adjustments was made on the statement of financial position to the warrant liability.
Significant accounting judgements, estimates and assumptions
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2023 and 2022. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the consolidated financial statements for the years ending December 31, 2023 and 2022, in addition to the following:

Asset Acquisition - The Soto Norte Project

The assessment of whether an acquisition of assets and liabilities meets the definition of a business or whether it is an acquisition of assets requires judgment. In this assessment, management considers whether the acquired set of assets and activities consists of inputs and a substantive process and whether these inputs and substantive processes have
                                                Page | 19

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023 the ability to contribute to the creation of outputs. Management concluded that the Soto Norte Project did not constitute a business and accounted for the acquisition as an asset acquisition

Fair value of assets acquired and liabilities assumed of the Soto Norte Project

Determining the fair value of assets acquired and liabilities assumed in an asset acquisition requires management to make estimates and assumptions, giving consideration to both market and income-based valuation methodologies to determine the fair value of the exploration project to be recognized. In the case of an asset acquisition, the measurement of common shares and contingently issuable common shares paid as consideration for the acquisition is also determined with reference to the fair value of the net assets acquired and liabilities assumed.

Determination of Control or Significant Influence in the Soto Norte Project

The Soto Norte Transaction resulted in the Company obtaining a 51% interest in the Soto Norte Project. Judgment is required to determine whether the Company controls or has significant influence over the Soto Norte Project, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the Soto Norte Project, and the substantive rights of the shareholders to approve, amongst other things, operating policies, budgets, and financing plans. The Company determined that it had obtained control over Soto Norte as of June 28, 2024.

Changes in accounting policy
Aris Mining’s Q2 2024 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 - Interim Financial Reporting and were approved by the Company’s board of directors on August 13, 2024. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 3, Material accounting policies in Aris Mining’s consolidated financial statements for the year ended December 31, 2023. Aris Mining's Q2 2024 Financial Statements do not include all of the notes required in the annual financial statements.

New accounting standards issued

IAS 1 – Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements that clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments were effective January 1, 2024 and have been applied retrospectively. Under existing IAS 1 requirements, companies classify a liability as current when they do not have an unconditional right to defer settlement for at least 12 months after the reporting date. The IASB has removed the requirement for a right to be unconditional and instead now requires that a right to defer settlement must exist at the reporting date and have substance. The amendments therefore resulted in a change in the classification of liabilities that can be settled in an entity's own shares. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Subsequent to the application of the amendments, when a liability includes a counterparty conversion option that may be settled by a transfer of an entity's own shares, the Company takes into account the conversion option in classifying the liability as current or non-current. The Company's convertible debentures and warrant liabilities were impacted by the amendments.

Previously, the Company's convertible debentures were recorded as long-term debt and were classified as current when the instrument was maturing within 12 months after the reporting period. However, given the holders of the debenture have the option from issuance to maturity to convert the principal into common shares of the Company, the related liability is classified as current as at January 1, 2023 under the revised policy because the conversion option can be exercised by the holders within 12 months after the reporting period. Similarly, the Company's warrant liabilities were previously classified as non-current and warrants expiring within 12 months after the reporting period were classified as current. Under the revised policy, the warrant liabilities are classified as current as at January 1, 2023 and December 31, 2023 because the warrants can be exercised by the holders at any time subsequent to issuance.

As a result of the adoption of the IAS 1 amendments, the statement of financial position as at January 1, 2023 has been restated, with a reclassification of $13.2 million from non-current portion of long-term debt to current portion of long-term debt, and a reclassification of $21.8 million from non-current portion of warrant liabilities to current portion
                                                Page | 20

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023 of warrant liabilities. The statement of financial position as at December 31, 2023 has also been restated, with a reclassification of $11.0 million from non-current portion of warrant liabilities to current portion of warrant liabilities.

There was no impact on the statement of income (loss), statement of other comprehensive income (loss), statement of equity, and statement of cash flows for the three and six months ended June 30, 2023.

Adopted accounting policies not previously disclosed
The following previously adopted accounting policies not disclosed in the annual financial statements were applied in preparing the interim financial statements.
Non-Controlling interest
Non-controlling interest represents equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. The non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity even if the results of the non-controlling interest have a deficit balance.

The Company recognizes transactions with non-controlling interest as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in the loss of control are accounted for as equity transactions.

The Company has elected an accounting policy to measure the non-controlling interest in an acquisition of assets that does not constitute a business at either the fair value of the non-controlling interest or at the non-controlling interest's proportionate share of the net assets recognized. The Company measured the non-controlling interest in the Soto Norte Project at the date the Company acquired control based on the proportionate share of the entity's recognized net assets.

Measurement of previously held interest in an asset acquisition

In an acquisition of assets that does not constitute a business, the previously held interest forms a part of the consideration paid for the assets acquired and liabilities assumed at the time control of the assets and liabilities is obtained. The Company has elected an accounting policy not to remeasure the carrying amount of previously held investments in associates on acquisition of additional interests that do not constitute a business.

Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2023 dated as of March 6, 2024, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.

                                                Page | 21

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Outstanding Share Data
As of August 13, 2024, Aris Mining had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable	Exercise price per share	Expiry or maturity date

Common shares	ARIS	169,596,189
Stock options	Unlisted	60,152	60,152	C$3.09	October 1, 2026
	Unlisted	26,815	26,815	C$3.40	May 12, 2026
	Unlisted[1]	1,087,848	543,924	C$3.80	March 23, 2025
	Unlisted[1]	1,400,000	700,000	C$4.00	March 1, 2025
	Unlisted	1,311,569	1,311,569	C$4.03	January 12, 2026
	Unlisted	225,000	225,000	C$4.05	April 1, 2025
	Unlisted	2,417,033	2,417,033	C$4.09	January 31, 2027
	Unlisted[1]	10,000	5,000	C$5.00	June 26, 2025
	Unlisted	343,443	343,443	C$5.17	July 1, 2027
	Unlisted	90,000	90,000	C$5.45	January 26, 2027
	Unlisted	801,000	801,000	C$5.84	April 1, 2027
	Unlisted	730,000	730,000	C$6.04	April 1, 2026
	Unlisted	50,000	50,000	C$6.88	July 2, 2025
Gold X Warrants[1]	Unlisted[3]	1,000,622	761,238	C$4.03	August 27, 2024
Aris Gold Warrants[2]	ARIS.WT.A4	58,118,755	29,059,377[5]	C$5.50	July 29, 2025
	Unlisted[6]	3,300,000	1,650,000[5]	C$6.00	December 19, 2024
1.Shares issuable and exercise price per share have been adjusted to reflect the Gold X Exchange Ratio of 0.6948 Aris Mining share for each Gold X Warrant; this adjustment is derived from GCM Mining’s acquisition of Gold X in 2021.
2.Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.5 Aris Mining share for each Aris Gold Warrant and option; this adjustment is derived from the Aris Gold transaction .
3.The number of warrants outstanding are shown net of 625,000 warrants held by Aris Mining.
4.The number of warrants outstanding are shown net of 18,444,445 warrants held by Aris Mining.
5.Pursuant to the Aris Gold Transaction, Aris Gold Warrants are convertible into common shares of Aris Mining.
6.The number of warrants outstanding are shown net of 7,500,000 warrants held by Aris Mining.

                                                Page | 22

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Non-GAAP Financial Measures
This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP). The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Total cash costs
Total cash costs and total cash costs per oz sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per oz sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Management has included a secondary total cash cost and total cash cost per ounce measure, that includes the cost of royalties incurred on precious metal shipments from its Segovia Operations. This measure adds back the cost of royalties to total cash cost and is intended to be reflective of the total cash cost associated with operating in Colombia. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

Reconciliation of total cash costs to the most directly comparable financial measure disclosed in the Interim Financial Statements

	Three months ended June 30, 2024			Three months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	43,366	6,103	49,469	48,381	5,847	54,228
Cost of sales[1]	62,282	14,712	76,994	51,030	11,917	62,947
Less: royalties[1]	(3,078)	(1,126)	(4,204)	(3,488)	(1,127)	(4,615)
Add: by-product revenue[1]	(2,862)	(153)	(3,015)	(2,755)	(322)	(3,077)
Total cash costs	56,342	56,342	69,775	44,787	10,468	55,255
Total cash costs ($ per oz gold sold)	$1,299			$926
Total cash cost including royalties	59,420			48,275
Total cash cost including royalties ($ per oz gold sold)	$1,370			$998

	Six months ended June 30, 2024			Six months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	88,654	11,860	100,513	93,289	10,097	103,386
Cost of sales[1]	120,231	28,096	148,327	95,113	21,539	116,652
Less: royalties[1]	(6,086)	(2,210)	(8,296)	(6,148)	(1,877)	(8,025)
Add: by-product revenue[1]	(5,180)	(265)	(5,445)	(7,632)	(488)	(8,120)
Less: other adjustments	—	—	—	—	77	77
Total cash costs	108,965	25,621	134,586	81,333	19,251	100,584
Total cash costs ($ per oz gold sold)	$1,229			$872
Total cash cost including royalties	115,051			87,481
Total cash cost including royalties ($ per oz gold sold)	$1,298			$938

                                                Page | 23

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

	Three months ended March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total
Total gold sold (ounces)	45,288	5,756	51,044
Cost of sales[1]	57,949	13,384	71,333
Less: royalties[1]	(3,008)	(1,084)	(4,092)
Add: by-product revenue[1]	(2,318)	(112)	(2,430)
Total cash costs	52,623	12,188	64,811
Total cash costs ($ per oz gold sold)	$1,162
Total cash cost including royalties	55,631
Total cash cost including royalties ($ per oz gold sold)	$1,228
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.

Reconciliation of total cash costs by business unit at the Segovia Operations to the cash costs as disclosed above.

	Three months ended June 30, 2024				Three months ended June 30, 2023
($000s except per ounce amounts)	Owner	On-title CMP	Off-title CMP	Total	Owner	On-title CMP	Off-title CMP	Total
Total gold sold (ounces)	20,182	15,935	7,248	43,365	27,169	14,686	6,526	48,381
Cost of sales[1]	28,530	20,774	12,977	62,282	24,057	16,999	9,974	51,030
Less: royalties[1]	(1,720)	(1,358)	—	(3,078)	(2,264)	(1,224)	—	(3,488)
Add: by-product revenue[1]	(2,151)	(711)	—	(2,862)	(2,003)	(752)	—	(2,755)
Total cash costs	24,659	18,705	12,977	56,342	19,790	15,023	9,974	44,787
Total cash costs ($ per oz gold sold)	$1,222	$1,174	$1,790	$1,299	$728	$1,023	$1,528	$926

	Six months ended June 30, 2024				Six months ended June 30, 2023
($000s except per ounce amounts)	Owner	On-title CMP	Off-title CMP	Total	Owner	On-title CMP	Off-title CMP	Total
Total gold sold (ounces)	42,628	33,742	12,283	88,653	52,120	29,011	12,158	93,289
Cost of sales[1]	58,613	41,659	19,957	120,231	43,939	33,873	17,300	95,113
Less: royalties[1]	(3,397)	(2,689)	—	(6,086)	(3,954)	(2,194)	—	(6,148)
Add: by-product revenue[1]	(3,813)	(1,367)	—	(5,180)	(5,530)	(2,102)	—	(7,632)
Total cash costs	51,403	37,604	19,957	108,965	34,455	29,577	17,300	81,333
Total cash costs ($ per oz gold sold)	$1,206	$1,114	$1,625	$1,229	$661	$1,020	$1,423	$872

	Three months ended March 31, 2024
($000s except per ounce amounts)	Owner	On-title CMP	Off-title CMP	Total
Total gold sold (ounces)	22,446	17,807	5,035	45,287
Cost of sales[1]	30,083	20,885	6,980	57,948
Less: royalties[1]	(1,677)	(1,331)	—	(3,008)
Add: by-product revenue[1]	(1,663)	(655)	—	(2,318)
Total cash costs	26,744	18,899	6,980	52,622
Total cash costs ($ per oz gold sold)	$1,191	$1,061	$1,386	$1,162
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.
                                                Page | 24

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

All-in sustaining costs
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐GAAP measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of all-in sustaining costs to the most directly comparable financial measure disclosed in the Interim Financial Statements

	Three months ended June 30, 2024			Three months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	43,365	6,103	49,468	48,381	5,847	54,228
Total cash costs	56,342	13,433	69,775	44,787	10,468	55,255
Add: royalties[1]	3,078	1,126	4,204	3,488	1,127	4,615
Add: social programs[1]	2,120	151	2,271	2,419	247	2,666
Add: sustaining capital expenditures	6,224	782	7,006	2,450	1,362	3,812
Add: lease payments on sustaining capital	364	—	364	588	—	588
Total AISC	68,128	15,492	83,620	53,732	13,204	66,936
Total AISC ($ per oz gold sold)	$1,571			$1,111

	Six months ended June 30, 2024			Six months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	88,653	11,860	100,513	93,289	10,097	103,386
Total cash costs	108,965	25,621	134,586	81,333	19,251	100,584
Add: royalties[1]	6,086	2,210	8,296	6,148	1,877	8,025
Add: social programs[1]	4,409	1,317	5,726	4,823	247	5,070
Add: sustaining capital expenditures	12,720	1,606	14,326	9,782	1,897	11,679
Add: lease payments on sustaining capital	870	—	870	1,243	—	1,243
Total AISC	133,050	30,754	163,804	103,329	23,272	126,601
Total AISC ($ per oz gold sold)	$1,501			$1,108

	Three months ended March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total
Total gold sold (ounces)	45,288	5,756	51,044
Total cash costs	52,623	12,188	64,811
Add: royalties[1]	3,008	1,084	4,092
Add: social programs[1]	2,289	1,166	3,455
Add: sustaining capital expenditures	6,496	824	7,320
Add: lease payments on sustaining capital	506	—	506
Total AISC	64,922	15,262	80,184
Total AISC ($ per oz gold sold)	$1,434
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.

                                                Page | 25

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Reconciliation of total AISC by business unit at the Segovia Operations to the AISC as disclosed above.

	Three months ended June 30, 2024			Three months ended June 30, 2023
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	36,117	7,248	43,365	41,855	6,526	48,381
Total cash costs	43,364	12,977	56,341	34,813	9,974	44,787
Add: royalties[1]	3,078	—	3,078	3,488	—	3,488
Add: social programs[1]	2,120	—	2,120	2,419	—	2,419
Add: sustaining capital expenditures	6,224	—	6,224	2,450	—	2,450
Add: lease payments on sustaining capital	364	—	364	588	—	588
Total AISC	55,150	12,977	68,127	43,758	9,974	53,731
Total AISC ($ per oz gold sold)	$1,527	$1,790	$1,571	$1,045	$1,528	$1,111

	Six months ended June 30, 2024			Six months ended June 30, 2023
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	76,370	12,283	88,652	81,131	12,158	93,289
Total cash costs	89,007	19,957	108,964	64,032	17,300	81,332
Add: royalties[1]	6,086	—	6,086	6,148	—	6,148
Add: social programs[1]	4,409	—	4,409	4,823	—	4,823
Add: sustaining capital expenditures	12,720	—	12,720	9,782	—	9,782
Add: lease payments on sustaining capital	870	—	870	1,244	—	1,244
Total AISC	113,092	19,957	133,049	86,028	17,300	103,328
Total AISC ($ per oz gold sold)	$1,481	$1,625	$1,501	$1,060	$1,423	$1,108

	Three months ended March 31, 2024
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	40,253	5,035	45,287
Total cash costs	45,643	6,980	52,623
Add: royalties[1]	3,008	—	3,008
Add: social programs[1]	2,289	—	2,289
Add: sustaining capital expenditures	6,496	—	6,496
Add: lease payments on sustaining capital	506	—	506
Total AISC	57,942	6,980	64,922
Total AISC ($ per oz gold sold)	$1,439	$1,386	$1,434
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.

                                                Page | 26

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Additions to mineral interests, plant and equipment

The below table reconciles sustaining and non-sustaining capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended,			Six months ended,
($’000)	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Sustaining capital
Segovia Operations	6,224	6,496	2,450	12,720	9,782
Marmato Upper Mine	782	824	1,362	1,606	1,897
Total	7,006	7,320	3,812	14,326	11,679
Non-sustaining capital
Segovia Operations	16,284	11,023	7,638	27,307	10,279
Toroparu Project	2,079	1,939	4,625	4,018	9,315
Marmato Lower Mine	19,143	14,865	6,126	34,008	10,007
Marmato Upper Mine	1,046	2,278	645	3,324	1,326
Juby Project	1	3	—	4	33
Total	38,553	30,108	19,034	68,661	30,960
Corporate Assets	3,895	—	—	3,895	—
Additions to mining interest, plant and equipment[1]	49,454	37,428	22,846	86,882	42,639
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis, respectively.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended,			Six months ended,
($000s except shares amount)	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Basic weighted average shares outstanding	151,474,859	138,381,653	136,229,686	144,928,253	136,616,968
Net loss[1]	5,713	(744)	9,900	4,970	3,530
Add back:
Share-based compensation[1]	1,373	1,842	459	3,215	1,606
Revaluation of investment in Denarius[1]	—	—	10,023	—	10,023
(Income) loss from equity accounting in investee[1]	2,301	552	1,427	2,853	4,668
(Gain) loss on financial instruments[1]	6,144	3,742	(11,756)	9,886	23
Other (income) expense[1]	2,681	—	35	2,681	(49)
Foreign exchange (gain) loss[1]	(7,211)	(109)	7,236	(7,321)	9,580
Income tax effect on adjustments	1,738	78	(2,453)	1,816	(3,417)
Adjusted net (loss) / earnings	12,739	5,361	14,872	18,100	25,964
Per share – basic ($/share)	0.08	0.04	0.11	0.12	0.19
1.As presented in the Interim Financial Statements and notes for the respective periods.
                                                Page | 27

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and losses on deferred and current income taxes, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended,			Six months ended,
($000s)	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Earnings (loss) before tax[1]	17,904	10,310	18,925	28,215	24,707
Add back:
Depreciation and depletion[1]	8,082	7,519	8,825	15,601	16,471
Finance income[1]	(1,691)	(2,246)	(2,358)	(3,937)	(4,531)
Interest and accretion[1]	6,496	6,803	6,746	13,299	15,627
EBITDA	30,791	22,386	32,138	53,178	52,274
Add back:
Share-based compensation[1]	1,373	1,842	459	3,215	1,606
Revaluation of investment in Denarius[1]	—	—	10,023	—	10,023
(Income) loss from equity accounting in investee[1]	2,301	552	1,427	2,853	4,668
(Gain) loss on financial instruments[1]	6,144	3,742	(11,756)	9,886	23
Other (income) expense[1]	2,681	—	35	2,681	(49)
Foreign exchange (gain) loss[1]	(7,211)	(109)	7,236	(7,321)	9,580
Adjusted EBITDA	36,079	28,413	39,562	64,492	78,125
1.As presented in the Interim Financial Statements and notes for the respective periods.

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Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting.

Changes in internal controls
During the three months ended June 30, 2024, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Mineral Resources and Mineral Reserves
Mineral reserves

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte	-	-	-	12,631	6.22	2,525	12,631	6.22	2,525
Segovia	1,515	12.25	597	2,017	11.16	723	3,531	11.63	1,320
Total			901			6,122			7,023
Notes: Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 51% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 at Soto Norte, and US$1,700 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, January 1, 2021 at Soto Norte, and September 30, 2023 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.
Mineral resources

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)
Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte	-	-	-	24.5	5.47	4,312	24.5	5.47	4,312	13.9	4.06	1,821
Segovia	4.1	14.31	1,893	3.8	14.38	1,736	7.9	14.34	3,629	4.7	12.11	1,823
Toroparu	42.4	1.45	1,975	72.6	1.46	3,398	115.0	1.50	5,373	21.2	1.71	1,168
Juby	-	-	-	21.3	1.13	773	21.3	1.13	773	47.1	0.98	1,488
Total			4,413			15,671			20,084			9,087
Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 51% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 at Soto Norte, US$1,850 at the Segovia Operations, US$1,650 at Toroparu, and US$1,450 at Juby. The mineral resource effective dates are June 30, 2022 at Marmato, May 29, 2019 at Soto Norte, September 30, 2023 at Segovia, February 10, 2023 at Toroparu, and July 14, 2020 at Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.
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Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum's 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in NI 43-101 compliant technical reports entitled:
1."Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of September 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.
2.“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.
3.“NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023 (the Segovia Technical Report). The Segovia Technical Report was prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP and Cornelius Lourens, FAusIMM, each of whom is a “Qualified Person” as such term is defined in NI 43-101 and Cornelius Lourens was independent of Aris Mining within the meaning of NI 43-101 as of the date of the Segovia Technical Report.
4."Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario" dated October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a "Qualified Person" as such term is defined in NI 43-101.
5.“Updated Mineral Resource Estimate NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” dated March 31, 2023 with an effective date of February 10, 2023 (the “Toroparu Technical Report”). The Toroparu Technical Report was prepared by Ekow Taylor, FAusIMM (CP), Maria Muñoz, MAIG, and Karl Haase, P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.
All the technical reports listed above are available for download on the Company’s website at www.aris-mining.com and are available for review in the Company's filings with the SEC at www.sec.gov. The Soto Norte Technical Report and the Juby Technical Report are available for download on the SEDAR+ profile of Aris Holdings at www.sedarplus.ca. Aris Holdings is now a subsidiary of the Company. The other technical reports are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca.

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Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023

Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s targeted production of 500,000 ounces of gold in 2026 at Segovia and Marmato, the 2024 production and cost guidance and the Company being on-track to achieve to such guidance, the expected production increases at the Segovia Operations and the Marmato Mine following their expansions and the costs thereof, the plans, benefits, costs and timing pertaining to the expansions at the Segovia Operations and the Marmato Lower Mine, plans pertaining to the Soto Norte Project and the details, timing and costs thereof, the 2024 exploration project's expected results, plans pertaining to the Toroparu project and the details thereof, the Company’s growth phase and the requirements thereof, statements made under the headings "Highlights", “Business Overview”, “Project Updates”, and “Outlook”, the Company’s anticipated business plans and strategies, financing sources, the WPMI Stream, expected future cash flows, estimates of future gold production, gold prices, projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, capital and exploration expenditures and conversion of mineral resources to mineral reserves.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2023 and dated March 6, 2024 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and on the Company's profile with the SEC at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered
                                                Page | 32

Management's Discussion and Analysis Three and six months ended June 30, 2024 and 2023 reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

                                                Page | 33